FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number: 001-34738

Kingtone Wirelessinfo Solution Holding Ltd

(Translation of registrant’s name into English)

3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province,

People’s Republic of China 710065

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Kingtone Wirelessinfo Solution Holding Ltd

FORM 6-K

Submission of Matters to a Vote of the Shareholders

A special meeting of the shareholders of Kingtone Wirelessinfo Solution Holding Ltd (the “Company”) was held on May 21, 2018 (the “Special Meeting”). A quorum of the Company’s shareholders owning a total of 1,603,437 shares of Ordinary Shares, including 714,375 shares represented by American Depositary Receipts were represented at the Special Meeting in person, by proxy or by discretionary votes, representing approximately 95.2% of the Company’s total shares issued and outstanding as of April 26, 2018, the record date for the Special Meeting. The following proposals were voted at the Special Meeting with the voting results presented below:

I.	(i) Approved the exchange of the Company's assets with assets of C Media Limited (the "Asset Exchange") pursuant to that Asset Exchange Agreement, dated January 25, 2018, by and between the Company and C Media Limited (the "Asset Exchange Agreement"), and (ii) ratified, confirmed and approved the entering into by the Company of the Asset Exchange Agreement.

For	Against	Abstain
1,597,036	3,936	2,465

II.	Approved (items (A) to (K) being, collectively, the "Capital Reorganisation");

A.	the number of shares that the Company is authorized to issue be and is hereby increased from 100,000,000 shares to 251,000,000 shares (the “Increase”);

B.	immediately following the Increase, (i) 250,000,000 of the authorized and unissued shares of the Company and all of the currently issued shares of the Company (including 714,375 issued shares represented by an equal number of American Depositary Shares) be and are hereby re-classified and re-designated into ordinary shares of the Company (“Ordinary Shares”), and (ii) 1,000,000 of the authorized and unissued shares of the Company be and are hereby re-classified and re-designated into preferred shares of the Company (“Preferred Shares”), in each case with the rights, preferences and privileges as set out in the memorandum and articles of association of the Company;

C.	subject to the memorandum and articles of association (and, for greater clarity, without prejudice to any special rights conferred thereby on the holders of any other shares), an Ordinary Share of the Company confers on the holder:

(a)	the right to one vote per Ordinary Share at a meeting of the members or on any resolution of members;
(b)	the right to an equal share in any distribution paid by the Company; and
(c)	the right to an equal share in the distribution of the surplus assets of the Company on a winding up;

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D.	subject to the memorandum and articles of association (and, for greater clarity, without prejudice to any special rights conferred thereby on the holders of any other shares), a Preferred Share of the Company confers on the holder:

(a)	the right to 399 votes per Preferred Share at a meeting of the members or on any resolution of members;
(b)	the right to an equal share in any distribution paid by the Company;
(c)	the right to an equal share in the distribution of the surplus assets of the Company on a winding up;
(d)	be freely transferable, in whole or in part, by Mr. Xuesong Song to any third party through one or more Private Transactions, subject to Applicable Law; and
(e)	be freely transferable, in whole or in part, by Mr. Xuesong Song to any third party through one or more Public Transactions, subject to Applicable Law and Automatic Conversion of such Preferred Share(s) into Ordinary Share(s);

E.	Clauses 5, 6 and 8 of the existing memorandum of association of the Company be deleted in their entirety and replaced in substitution therefor with the following:

“5.	AUTHORISED NUMBER OF SHARES

The Company is authorized to issue a maximum of 251,000,000 shares without par value.”

“6.	CLASSES, NUMBER AND PAR VALUE OF SHARES

As at the date of adoption of these Articles, the Company is authorized to issue (a) 250,000,000 ordinary shares without par value (“Ordinary Shares”); and (b) 1,000,000 preferred shares without par value (“Preferred Shares”).”

“8.	RIGHTS, PREFERENCES AND PRIVILEGES ATTACHING TO SHARES

(1)	Subject to the memorandum and articles of association (and, for greater clarity, without prejudice to any special rights conferred thereby on the holders of any other shares), an Ordinary Share of the Company confers on the holder:

(a)	the right to one vote at a meeting of the Members or on any Resolution of Members;
(b)	the right to an equal share in any Distribution paid by the Company; and
(c)	the right to an equal share in the distribution of the surplus assets of the Company on a winding up;

(2)	Subject to the articles of association (and, for greater clarity, without prejudice to any special rights conferred thereby on the holders of any other shares), a Preferred Share of the Company confers on the holder:

(a)	the right to 399 votes at a meeting of the Members or on any Resolution of Members;
(b)	the right to an equal share in any Distribution paid by the Company;
(c)	the right to an equal share in the distribution of the surplus assets of the Company on a winding up;
(d)	be freely transferable, in whole or in part, by Mr. Xuesong Song to any third party through one or more Private Transactions, subject to Applicable Law; and
(e)	be freely transferable, in whole or in part, by Mr. Xuesong Song to any third party through one or more Public Transactions, subject to Applicable Law and Automatic Conversion of such Preferred Share(s) into Ordinary Share(s);

(3)	The directors may at their discretion by resolution of directors redeem, purchase or otherwise acquire all or any of the shares in the Company subject to the Articles.”;

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F.	the definition of “shares” in article 1 of the existing articles of association be deleted in its entirety;

G.	the following defined terms be incorporated in alphabetical order into the articles of association:

Applicable Law	all Laws, including those of a jurisdiction in or outside of the United States, applicable to the Private or Public Transactions

Automatic Conversion	each Preferred Share shall be automatically converted at any time after issue and without the payment of any additional sum into an equal number of fully paid Ordinary Shares upon the conclusion of any transfer by Mr. Xuesong Song to any third party through one or more Public Transactions

Mr. Xuesong Song	the founder, a director and Chairman of LK Technology Ltd.

Ordinary Share(s)	issued or unissued ordinary shares of no par value of the Company having the rights, preferences and privileges set out in the Memorandum

Private Transaction(s)	transactions that are not considered as a Public Transaction

Public Transaction(s)	transactions through any national securities exchanges and/or through the automated quotation system including but not limited to NASDAQ, NYSE (including NYSE American) or OTC Markets, or any transaction executed by the broker or with a market maker

Preferred Share(s)	issued or unissued preferred shares of no par value of the Company having the rights, preferences and privileges set out in the Memorandum

Shares	Ordinary Shares and/or Preferred Shares, as the case may be

H.	the name of the Company be and is hereby changed to “Luokung Technology Co.”, subject to the permission of the Registrar of Corporate Affairs (British Virgin Islands);

I.	any Director or Officer of the Company (individually an “Authorised Signatory”, and, collectively the “Authorised Signatories”) or the registered agent of the Company be and is hereby be and is hereby authorized and directed to apply to reserve the above name with the Registrar of Corporate Affairs (British Virgin Islands) and, subject to the approval under resolution (H) above being obtained, the Registered Agent of the Company be and is hereby authorized and directed to make the above name change application to the Registrar of Corporate Affairs (British Virgin Islands) and to take any and all other actions which may be necessary or desirable to effect the change of name of the Company;

J.	subject to approval of the same by the Members of the Company, the Amended and Restated Memorandum and Articles of Association of the Company (the “Amended and Restated M&A”) attached hereto as Exhibit A be and is hereby adopted in substitution for and to the exclusion of the existing memorandum and articles of association of the Company; and

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K.	the registered agent of the Company is hereby authorized and directed to file the Amended and Restated M&A in prescribed form with the Registrar of Corporate Affairs in the British Virgin Islands in accordance with Sections 13 and 40 of the BVI Business Companies Act, 2004 as amended, respectively;

For	Against	Abstain
1,597,435	3,936	2,066

III.	Approved the issuance of (i) 185,412,599 Ordinary Shares, to C Media Limited and/or its designees (as nominated by C Media) and (ii) 1,000,000 Preferred Shares to Mr. Xuesong Song, pursuant to the terms of the Asset Exchange Agreement (the “New Share Issuance”)

For	Against	Abstain
1,596,320	6,167	950

IV.	Approved (i) the cancellation by the Company of its American Depositary Share ("ADS") program and the de-listing by the Company of its ADSs from the NASDAQ Capital Market (the "ADS De-Listing"); (ii) the listing of the Company's Ordinary Shares on the NASDAQ Capital Market; and (iii) the Authorized Persons to execute and file, in the name and on behalf of the Company, a listing application and agreement for the quotation of the Ordinary Shares on the NASDAQ Capital Market and to furnish such information and take any and all further action and execute and file any and all other applications and agreements as may be required for the NASDAQ's approval of the ADS De-Listing and the listing of the Ordinary Shares on the NASDAQ Capital Market (the "Substitution Listing");

For	Against	Abstain
1,595,995	6,092	1,350

V.	Authorized the Authorized Signatories of the Company to execute all such documents and to do all such things as the directors may deem necessary to give effect to the Asset Exchange the Asset Exchange Agreement, the Capital Reorganisation, the New Share Issuance, the ADS De-Listing, the Substitution Listing and all the transactions set above in this notice or contemplated hereby or required to give effect thereto;

For	Against	Abstain
1,597,035	5,452	950

VI.	Elected each of Xuesong Song, Kegang Peng, Jin Shi, Dennis Galgano, Jiming Ha and Zhihao Xu as a new director of the Company (the “New Directors”), effective upon the closing of Asset Exchange Agreement and until the next stockholders’ meeting or such time as such director resigns or is removed and his/her successor is appointed.

For	Against	Abstain
1,596,408	4,448	2,581

VII.	Instructed the chairman of the Special Meeting to adjourn the Special Meeting for the purpose of soliciting additional proxies if there are insufficient proxies received at the time of the Special Meeting to pass resolutions I to VI above, if necessary.

For	Against	Abstain
1,597,408	3,964	2,065

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kingtone Wirelessinfo Solution Holding Ltd

By:	/s/ Peng Zhang
Name:	Peng Zhang
Title:	Chief Executive Officer

Date: May 23, 2018

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